EisnerAmper

KOIOS MEDICAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

Contents

EisnerAmper LLP
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www.eisneramper.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Koios Medical, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Koios Medical, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has had recurring losses from operations and net cash outflows and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Change in Accounting Principle

As discussed in Note H to the financial statements, in 2022, the Company adopted new accounting guidance for the accounting for leases in accordance with Accounting Standards Codification Topic 842, *Leases*. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 29, 2024

KOIOS MEDICAL, INC.

Balance Sheets

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 58,287**	$ 1,193,518
Accounts receivable	**33,029**	49,579
Prepaid expenses	**63,229**	104,259
Total current assets	**154,545**	1,347,356
Property and equipment, net	**-**	52,360
Right-of-use assets, net	**208,515**	-
Security deposits	**66,677**	66,677
Total assets	**$ 429,737**	$ 1,466,393
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 260,572**	$ 171,051
Accrued expenses	**88,008**	75,310
Deferred revenue	**593,840**	40,685
Line of credit, including interest of $10,166	**210,166**	-
Convertible notes payable, current - at fair value	**-**	5,961,868
Lease liability, current	**100,168**	-
Other current liabilities	**180,102**	90,345
Total Current liabilities	**1,432,856**	6,339,259
Convertible notes payable, non-current - at fair value	**9,207,988**	-
Lease liability, non-current	**107,237**	-
Total liabilities	**10,748,081**	6,339,259
STOCKHOLDERS' EQUITY		
Series A voting preferred stock $.00001 par value, 7,000,000 shares authorized; 6,333,209 shares issued outstanding, (liquidation preference of $18,861,737)	**63**	63
Common stock $.00001 par value, 13,000,000 shares authorized; 6,586,561 and 6,434,381 shares issued and 4,315,011 and 4,162,831 outstanding, respectively	**66**	64
Additional paid-in capital	**20,528,145**	20,467,973
Accumulated deficit	**(28,575,068)**	(23,069,416)
	(8,046,794)	(2,601,316)
Treasury stock at cost (2,271,550 shares of common stock)	**(2,271,550)**	(2,271,550)
Total stockholders' deficit	**(10,318,344)**	(4,872,866)
Total liabilities and stockholders' deficit	**$ 429,737**	$ 1,466,393

See accompanying notes to financial statements

KOIOS MEDICAL, INC.

Statements of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	**87,135**	$ 49,911
Cost of sales	**189,023**	189,738
Gross loss	**(101,888)**	(139,827)
Operating expenses:		
Selling expenses	**964,260**	833,842
General and administrative expenses	**2,160,869**	2,188,453
Research and development expenses	**1,314,467**	1,457,884
Loss from operations	**(4,541,484)**	(4,620,006)
Other income (expense):		
Change in fair value on convertible notes payable	**(835,920)**	(1,276,317)
Interest expense - net	**(125,945)**	(59,773)
Other income (expense) - net	**(2,303)**	355,861
Total other income (expense) - net	**(964,168)**	(980,229)
Net loss	**$ (5,505,652)**	$ (5,600,235)

KOIOS MEDICAL, INC.

Statements of Changes in Stockholders' (Deficit) Equity

	Series A Preferred		Common Stock		Treasury Stock		Additional		
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2020	6,333,209	$ 63	6,343,411	$ 63	2,271,550	$ (2,271,550)	$ 20,414,188	$ (17,469,181)	$ 673,583
Exercise of employee stock option	-	-	90,970	1	-	-	20,668	-	20,669
Stock-based compensation	-	-	-	-	-	-	33,117	-	33,117
Net loss	-	-	-	-	-	-	-	(5,600,235)	(5,600,235)
Balance, December 31, 2021	6,333,209	63	6,434,381	64	2,271,550	(2,271,550)	20,467,973	(23,069,416)	(4,872,866)
Exercise of employee stock option	-	-	152,180	2	-	-	35,081	-	35,083
Stock-based compensation	-	-	-	-	-	-	25,091	-	25,091
Net loss	-	-	-	-	-	-	-	(5,505,652)	(5,505,652)
Balance, December 31, 2022	**6,333,209**	**$ 63**	**6,586,561**	**$ 66**	**2,271,550**	**$ (2,271,550)**	**$ 20,528,145**	**$ (28,575,068)**	**$ (10,318,344)**

KOIOS MEDICAL, INC.

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net loss	**$ (5,505,652)**	$ (5,600,235)
Adjustments to reconcile net loss to net cash:		
Stock-based compensation	**25,091**	33,117
Depreciation	**52,360**	59,085
Forgiveness of PPP loan	**-**	(361,092)
Change in fair value on convertible notes payable	**835,920**	1,276,317
Right-of-use assets	**120,105**	-
Changes in assets and liabilities:		
Accounts receivable	**16,550**	(1,177)
Prepaid expenses	**41,030**	(84,455)
Other assets	**-**	(16,868)
Accounts payable	**89,521**	(5,095)
Accrued expenses	**12,698**	(86,028)
Other current liabilities	**129,689**	35,188
Deferred revenue	**553,155**	2,702
Lease liabilities	**(150,981)**	-
Net cash used in operating activities	**(3,780,514)**	(4,748,541)
Cash flows from financing activities:		
Proceeds from line of credit	**200,000**	-
Exercise of stock options	**35,083**	20,669
Proceeds from Convertible Notes	**2,410,200**	4,685,551
Net cash provided by financing activities	**2,645,283**	4,706,220
Net change in cash and cash equivalents	**(1,135,231)**	(42,321)
Cash and cash equivalents - beginning of year	**1,193,518**	1,235,839
Cash and cash equivalents - end of year	**$ 58,287**	$ 1,193,518
Supplemental disclosures of cash paid:		
Income taxes	**$ 2,303**	$ 5,228
Supplemental disclosures of non-cash financing activity:		
Conversion of note payable to preferred stock	**$ -**	$ -

NOTE A - NATURE OF OPERATIONS AND GOING CONCERN

[1] Nature of operations:

Koios Medical, Inc. (the "Company") was incorporated in the state of Delaware on April 6, 2011 as "Clearview Diagnostics, Inc." and amended and restated the Certificate of Incorporation on April 26, 2018 to change the name to Koios Medical, Inc. The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology.

The Company's breast ultrasound image analysis and decision software is a registered device with the FDA and is protected by four patents and several pending patents related to image processing and machine learning for radiology.

[2] Going concern:

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception but does expect to do so in the foreseeable future. For the years ended December 31, 2022 and 2021, the Company incurred a net loss in the amount of $5,505,652 and $5,600,235 respectively, and has a working capital deficit of $1,003,119 and shareholders deficit of $10,318,344 as at December 31, 2022, respectively. The Company has financed its working capital requirements to date through the sale of common stock, preferred stock, and convertible promissory notes. At December 31, 2022, the Company had cash totaling approximately $ 58,287. The Company plans to raise additional funds through the sale of common stock and preferred stock, although there are no assurances the Company will be successful. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

[2] Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[3] Cash and cash equivalents:

Cash and cash equivalents include all highly liquid instruments with maturity of three months or less, when purchased. Cash equivalents consist primarily of balances in money market accounts. The Company maintains some of its cash and cash equivalent balances in two financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company also maintains separate money market accounts which are insured by the Securities Investor Protector Corporation ("SIPC"). Cash and cash equivalents from time to time may exceed federally insured limits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Accounts receivable and allowance for doubtful accounts:

Accounts receivable are reported at their outstanding unpaid balance reduced by an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on historical experience and management's evaluation of outstanding receivables. Accounts are written off when they are deemed uncollectible. As of December 31, 2022 and 2021, management determined that no allowance for doubtful accounts is required.

[5] Property and equipment:

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Property recorded as furniture is depreciated over 5 years. Expenditures for repairs and maintenance are expensed as incurred.

[6] Borrowings:

On May 1, 2020, the Company received loan proceeds in the amount of approximately $361,000 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. The Company determined that they met the criteria to be eligible to obtain a loan under the PPP. The loan and accrued interest is forgivable as long as it is used for eligible purposes. On May 21, 2021, the loan was forgiven.

The Company entered into a revolving promissory note with Bespoke Limited Ventures LLC dated August 25, 2022 up to a limit of $500,000. The interest on this note is 14% annually. The Company borrowed $200,000 during the year 2022. As of December 31, 2022, the loan amount along with the accrued interest of approximately $10,000 is outstanding.

[7] Revenue recognition:

The Company enters into service agreements with customers that include multiple performance obligations. These performance obligations include the right to use the software, customer support and installation services. The Company allocates revenues to each performance obligation within an arrangement based on the stand-alone selling price. Generally, the Company recognizes revenue under Topic 606 for each of its performance obligations as follows:

- Software access and support revenue is recognized over the term of the contract.
- Installation revenue is recognized when the service is performed.

For the years ended December 31, 2022 and 2021, $85,135 and $45,411, respectively, of the revenue recognized was related to software and support services and $0 and $4,500, respectively, was related to installation services.

[8] Deferred revenue:

Deferred revenue is a liability primarily related to billings in advance of revenue recognition from the Company's software access and support revenue described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in annual installments. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue. Deferred revenue that will be recognized in the succeeding 12-month period is recorded in other current liabilities on the balance sheet. Deferred revenue as of December 31, 2022 and 2021 was $593,840 and $40,685, respectively, which is included in other current liabilities. The deferred revenue of $37,983 as of December 31, 2020, was fully recognized during the year ended December 31, 2021. The deferred revenue of $40,685 as of December 31, 2021 was fully recognized during the year ended December 31, 2022.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct software image analysis testing and manufacture diagnostic supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

[10] Fair Value measurement:

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's convertible notes payable as described in Note D are level 3 liabilities. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

[11] Income taxes:

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes*. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2022 and 2021, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2022 and 2021. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[12] Stock-based compensation:

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock-Based Compensation*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

[13] Leases:

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess (a) whether any expired or existing contracts are, or contain, leases, (b) the lease classification for any expired or existing leases, and (c) the recognition requirements for initial direct costs for any existing leases. The Company also elected a practical expedient to account for lease and non-lease components as a single lease component for all classes of underlying assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[13] Leases: (continued)

The Company excluded short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

As a result of the adoption of the new lease accounting, the Company recognized on January 1, 2022 an operating lease liability of $149,906, which represents the present value of the remaining operating lease payments, discounted using the risk-free rate of 0.39%, and a right-of-use asset of $121,988, which represents the operating lease liability of $149,906 adjusted for deferred rent of $27,908.

The Company leases its building facility and records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying consolidated balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

In December 2022, the Company extended the existing lease for a period of two years which will expire in December 2024 and also to reduce the monthly lease payments. As this modification does not result in recognition of separate contract, the Company reallocated the remaining consideration in the contract and remeasure the lease liability using a discount rate for the lease determined at the effective date of the extension. The Company also reassessed the lease classification and concludes to be an operating lease. As a result of the lease extension, the Company remeasured its lease liability and recognize the amount resulting from the remeasurement of the lease liability as an adjustment to the corresponding ROU Asset.

Leases may include options to extend or terminate the lease which are included in the ROU operating lease assets and operating lease liability when they are reasonably certain of exercise. Certain leases include lease and non-lease components, which are accounted for as one single lease component. Occupancy lease agreements, in addition to contractual rent payments, generally include additional payments for certain costs incurred by the landlord, such as building expenses and utilities. To the extent these are fixed or determinable, they are included as part of the minimum lease payments used to measure the operating lease liability. Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are considered variable lease payments and are excluded from the measurement of the ROU asset and lease liability. These payments are recognized as an expense in the period in which the related obligation was incurred. See Note H for more information about the Company's lease obligations.

The standard had a material impact on the Company's consolidated balance sheets but did not have an impact on its consolidated statements of operations, nor consolidated statements of cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[14] Recent accounting pronouncement:

In June 2016, the FASB issued ASC 326, *"Financial Instruments – Credit Losses"* ("Topic 326"). Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation that is deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected on the financial asset. Topic 326 is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of Topic 326 on the financial statements.

[15] Subsequent events:

The Company has evaluated subsequent events through March 29, 2024, which is the date the financial statements were available to be issued.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2022 and 2021:

	2022	2021
Furniture and equipment	**$ 178,755**	$ 178,755
Less: accumulated depreciation	**(178,755)**	(126,395)
	$ -	$ 52,360

Depreciation expense during the years ended December 31, 2022 and 2021 was $52,360 and $59,085, respectively.

NOTE D - CONVERTIBLE NOTES

From January to April 2021, the Company issued Series B-1 convertible promissory note ("Series B-1 Notes") to various investors inclusive of issuances to certain shareholders of the Company, aggregating to $3,612,595. During November and December 2021, the Company issued Series B-2 convertible promissory notes ("Series B-2 Notes") to various investors, inclusive of issuances to certain shareholders of the Company, aggregating to $1,072,956. During 2022, the Company issued additional Series B-2 Notes to various investors, inclusive of issuances to certain shareholders of the Company, aggregating to $2,410,200.

The Series B-1 and B-2 Notes provided the lenders with various rights and preferences, including interest at a rate of 2% per annum and discounted conversion rights. The Series B-1 and B-2 Notes were set to mature in December 31, 2022 and were due and payable in full, if not otherwise converted. The Series B-1 and Series B-2 Notes were originally due on December 31, 2022. At December 31, 2022 and 2021, total accrued interest on the notes was $176,402 and $60,579 on the Series B1 and Series B-2 Notes, included in other current liabilities. The notes contained a redemption feature that allowed for conversion upon satisfaction of certain provisions as described in the note agreements.

The Series B-1 and B-2 Notes contained several embedded conversion rights, including (1) automatic conversion into a future round of equity in a qualified financing or change in control, as defined, at a conversion price at the lessor of a discount of the valuation of the Company as part of the transaction or a Valuation Cap, as defined, or (2) upon election of the holders into Series A Preferred Stock. In January 2023, all principal and accrued interest of Series B-1 and Series B-2 Notes were converted into Series B Preferred Shares upon the completion of a qualified financing (See Note I).

NOTE D - CONVERTIBLE NOTES (CONTINUED)

The Company elected the fair value option for accounting for the convertible debt instruments, under which a reporting entity may elect to measure at fair value financial assets and financial liabilities that are not otherwise required to be carried at fair value. The Company made this election given the complexity of the conversion and settlement features in the instruments and management believed that this will provide more meaningful disclosure related to these instruments. Subsequent changes in fair value for the Series B-1 and B-2 Notes are reported in earnings, except for the change in fair value that is due to instrument-specific credit risk which would be reported as a component of other comprehensive loss. The Company concluded that during the years ended December 31, 2021 and 2022 that the reported change in fair value of the Company's convertible debt instruments measured at fair value due to changes in instrument-specific credit risk was de minimis. The Company reports the change in fair value of convertible debt instruments measured at fair value that do not represent changes in instrument-specific credit risk on its consolidated statement of operations. Any directly attributable transaction costs are recognized in general and administrative expenses.

The Series B-1 and B-2 Notes are measured based on a probability-weighted model based on the various settlement alternatives.

The following table summarizes the change in fair value, as determined by Level 3 inputs, for the convertibles notes for the years ended December 31, 2022 and 2021:

Fair value, December 31, 2020	-
Issued	4,685,551
Change in fair value	1,276,317
Fair value, December 31, 2021	5,961,868
Issued	2,410,200
Change in fair value	835,920
Fair value, December 21, 2022	**9,207,988**

NOTE E - STOCK-BASED COMPENSATION

On March 20, 2018, the Company established the 2018 Equity Incentive Plan, which was later amended on December 28, 2019. The number of shares available for grant or option under the plan shall not exceed 2,088,000 shares. The shares granted or optioned under this plan may be either authorized but unissued or reacquired shares. Awards under the plan may consist of (i) options, (ii) stock awards, and (iii) restricted stock.

The 2018 Stock Incentive Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the plan administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The plan administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

NOTE E - STOCK-BASED COMPENSATION (CONTINUED)

A summary of the activity under the Company's Stock Option Plan for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2020	1,130,720	$ 0.21	7.94
Granted	103,980	0.46	9.11
Exercised	(90,970)	0.23	
Outstanding as of December 31, 2021	1,143,730	0.23	7.12
Granted	69,800	0.34	6.15
Exercised	(152,180)	0.25	
Outstanding as of December 21, 2022	**1,061,350**	$ 0.23	6.20
Options exercisable at December 31, 2022	**791,760**	$ 0.19	5.76
Vested and expected to vest at December 31, 2022	**976,819**	$ 0.22	6.20

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted during the years ended December 31, 2022 and 2021 are as follows:

Assumptions	2022	2021
Risk-free interest rate	1.8% to 3.6%	1.1% to 1.7%
Expected life	7 years	7 years
Expected volatility	64% - 65%	63% -64%
Expected dividend yield	0%	0%

The weighted average grant date fair value of options granted during the year ended December 31, 2022 and 2021 was $0.22 and $0.21 per option, respectively. The aggregate intrinsic value for options outstanding and exercisable at December 31, 2022 and 2021 was approximately $71,258 and $134,048, respectively.

For the years ended December 31, 2022 and 2021, the Company recognized share-based compensation expense of $25,091 and $33,117, respectively, and had unrecognized share-based compensation of $26,809 as of December 31, 2022, which is expected to be recognized over the next 2.3 years.

NOTE F - STOCKHOLDERS' EQUITY

[1] Overview:

The Company's certificate of incorporation, as amended by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation on December 28, 2018, authorized the issuance of two classes of stock to be designated, respectively, "Common Stock" and "Series A Preferred Stock". The Company's capital structure consists of Common Stock and Series A Preferred Stock with certain rights and privileges summarized below. The total number of shares of capital stock that the Company has available to issue is 20,000,000 consisting of 13,000,000 shares of Common Stock, par value $0.00001 per share and 7,000,000 shares of Preferred Stock, par value $0.00001 per share.

[2] Series A Preferred Stock:

The Series A Preferred Stock has the following summarized terms:

a. Dividends:

The Series A Preferred Stock does not have a stated dividend rate. The Company cannot declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A Preferred Stock then outstanding shall first receive a dividend on each outstanding share of Series A Preferred Stock in accordance with the certificate of incorporation.

b. Liquidation:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid, on a *pari passu* basis, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock and Series A Preferred Stock, treating for this purpose all outstanding Series A Preferred Stock as if it had been converted to Common Stock pursuant to the terms of this Second Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Company, without any requirement that any such conversion shall have actually occurred.

NOTE F - STOCKHOLDERS' EQUITY (CONTINUED)

[2] Series A Preferred Stock: (continued)

c. Voting:

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. If there is a shareholder agreement, voting agreement or other agreement governing the voting of shares by the Shareholders, the terms thereof shall govern the voting by the Shareholder. In addition, the Company is required to obtain the written consent or affirmative vote of the Series A Preferred stockholders for Corporate activity as defined in the protective provision of the Certificate of Incorporation.

d. Conversion:

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $2.98. The initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

e. Redemption:

If requested by the Requisite Holders at any time after the seventh anniversary of the Series A Original Issue Date, December 28, 2018 (the "Redemption Request"), and unless prohibited by Delaware law governing distributions to a stockholder, all issued and outstanding shares of Series A Preferred Stock shall be redeemed by the Company at a price per share equal to the greater of (A) the Series A Original Issue Price per share ($2.98), plus all declared but unpaid dividends thereon and (B) then fair market value of a single share of Series A Preferred Stock as of the date of the Company's receipt of the Redemption Request.

NOTE G - INCOME TAXES

At December 31, 2022 and 2021, deferred taxes are as follows:

	2022	2021
Net operating loss carryforwards	**$ 5,432,322**	$ 4,469,273
Capitalized research and development costs	**1,430,605**	1,199,370
Stock based compensation	**(3,512)**	2,060
Leases, net	**(7,458)**	-
Research credit carryforward	**692,314**	627,881
Charitable contributions	**16,931**	18,087
Other deferred items	**16,407**	18,351
Total	7,592,525	6,335,022
Valuation allowance	**(7,592,525)**	(6,335,022)
Net deferred tax assets	**$ -**	$ -

The Company does not have a current tax provision in 2022 and 2021 due to net losses generated for income tax purposes. As the Company is unable to conclude, due to its pre-tax losses since inception, that it is more likely than not that the benefits will be realized, it has provided a valuation allowance to offset the related deferred tax assets. The valuation allowance increased by $1,257,503 and $1,349,078, respectively, during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had federal net operating loss carryforwards of approximately $18,900,000 which $1,022,000 which will begin to expire in 2032. The Federal Net Operating losses incurred after December 31, 2017 of approximately $17,880,000 will carry forward indefinitely. The Company has state net operating losses of approximately $16,450,000 as of December 31, 2022 which will begin to expire in 2032.

The Company has available, for federal income tax purposes, a research credit carryforward of $692,000 as of December 31, 2022 which will begin to expire in 2032.

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership, and therefore, no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance.

NOTE H - OPERATING LEASES

The Company leases office space in 242 West 38th Street, New York, NY United States under operating lease agreements since 2019 which expired in December 2022. During 2021 and 2022, the monthly rent payments under this lease are approximately $12,000 and $12,450 respectively.

Total minimum payments required for the year ended 2022 was $145,800.

In December 2022, the Company renewed the existing lease agreement for a period of two years. The lease extends the lease term for two years and the agreement will expire in December 2024.The lease also reduces the monthly rent to $8,921 effective January 2023.The Company is also required to pay utilities, insurance and other costs relating to the leased facilities which are variable. The lease was granted for fixed rental payments with no rent holidays or any lease incentives during the lease renewal term and also does not contain any bargain purchase options or any extended renewal options.

NOTE H - OPERATING LEASES (CONTINUED)

The lease extension resulted in the recognition of additional lease liability corresponding right-of-asset of $206,632 on the lease extension date.

Rent expense for the year ended December 31, 2022 was approximately $121,156 which included operating lease expenses associated with the lease.

The maturity of the Company's lease liabilities associated with its leases included in the lease liability as of December 31, 2022:

Year Ending December 31,		
2023	$	107,046
2024		109,722
Total lease payments		216,768
Less: imputed interest		9,363
	$	207,405
Lease liabilities (current)	$	100,168
Lease liabilities (non-current)		107,237
Total lease liabilities	$	207,405
Other information		
Cash paid for amounts included in the measurement of operating lease liabilities:		
Operating cash flows from operating leases	$	110,967
Weighted-average remaining lease term		2 years
Weighted-average discount rate		4.25%

NOTE I - SUBSEQUENT EVENTS

On January 25, 2023, the Company issued 1,994,626 shares of Series B-3 Preferred Stock to a new investor at a purchase price of $4.01 per share. At the same time all the convertible note balance of $7,286,148 including the accrued interest of $190,000 was converted into 1,169,227 shares of Series B-1 Preferred Stock at an effective conversion discount of 20% at a price of $3.21 per share and 1,175,016 shares of Series B-2 Preferred Stock at an effective conversion discount of 25% at a price of $3.01 per share.

On February 3, 2023, the Company's Certificate of Incorporation was amended to increase the number of shares authorized for the Common and Preferred Stock. The total number of shares of capital stock that the Company has available to issue was increased to 31,773,209, consisting of 20,000,000 shares of Common Stock, 11,773,209 shares of Preferred Stock.